For immediate release
                                                                   April 8, 2003

               Toyota Names Executives Under New Management System

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) announced today a list of executives (as described below) it plans to put into effect under the new management system that is to be introduced after this year's regularly scheduled general shareholders meeting in June. The new management system and list will be officially finalized at a board of directors meeting following the general shareholders meeting.

1. Members of the Board of Directors (27 people) (Asterisk indicates promotion.)

            Name                          Title under new system                    Current title
----------------------------------------------------------------------------------------------------------
Hiroshi Okuda                             Chairman                             Chairman
Iwao Isomura                              Vice Chairman                        Vice Chairman
Kosuke Ikebuchi                           Vice Chairman                        Vice Chairman
Fujio Cho                                 President                            President
Akihiko Saito                             Executive Vice President             Executive Vice President
Ryuji Araki                               Executive Vice President             Executive Vice President
Yoshio Ishizaka                           Executive Vice President             Executive Vice President
Kosuke Shiramizu                          Executive Vice President             Executive Vice President
Katsuaki Watanabe                         Executive Vice President             Executive Vice President
Kazushi Iwatsuki                          Executive Vice President             Executive Vice President
Katsuhiro Nakagawa*                       Executive Vice President             Senior Managing Director
Yasuhito Yamauchi                         Senior Managing Director             Senior Managing Director
Zenji Yasuda                              Senior Managing Director             Senior Managing Director
Takashi Kamio                             Senior Managing Director             Senior Managing Director
Hiroyuki Watanabe                         Senior Managing Director             Senior Managing Director
Akio Matsubara*                           Senior Managing Director             Managing Director
Tokuichi Uranishi*                        Senior Managing Director             Managing Director
Kazuo Okamoto*                            Senior Managing Director             Managing Director
Kyoji Sasazu*                             Senior Managing Director             Managing Director
Mitsuo Kinoshita*                         Senior Managing Director             Managing Director
Yoshimi Inaba*                            Senior Managing Director             Director (with Managing Director
                                                                               status)
Teruyuki Minoura*                         Senior Managing Director             Managing Director
Takeshi Uchiyamada*                       Senior Managing Director             Managing Director
Masatami Takimoto*                        Senior Managing Director             Managing Director
Akio Toyoda*                              Senior Managing Director             Managing Director
Shoichiro Toyoda                          Honorary Chairman                    Honorary Chairman
Shuhei Toyoda*                            Director (with Senior Managing       Director (with Managing Director
                                          Director status)                     status)

                                                                         More...

2. Corporate auditors (7 people) (Asterisk indicates new appointee.)

           Name                          Title under new system                Current title or company
-------------------------------------------------------------------------------------------------------------

Hideaki Miyahara                       Corporate Auditor                      Corporate Auditor
Yoshiro Hayashi*                       Corporate Auditor                      General Manager, TQM Promotion
                                                                              Division
Chiaki Yamaguchi*                      Corporate Auditor                      Toyota Financial Services
                                                                              Corporation
Yasutaka Okamura                       Corporate Auditor (outside)            Corporate Auditor (outside)
Hiroshi Okabe (President, Denso        Corporate Auditor (outside)            Corporate Auditor (outside)
Corporation)
Yoichi Kaya* (Director-General,        Corporate Auditor (outside)
Research Institute of Innovative                                                        ________________
Technology for the Earth)
Tadashi Ishikawa* (President, Toyota   Corporate Auditor (outside)                      ________________
Industries Corporation)

3. Managing officers (39 people) (Asterisk indicates first time to hold TMC executive post.)

    Name             Current title and/or company (TMC, unless otherwise stated)
--------------------------------------------------------------------------------
Shokichi Yasukawa              Director
Tetsuo Hattori                 Director
Hiroaki Yoshida                Director
Kiyoshi Nakanishi              Director
Yukitoshi Funo                 Director
Takeshi Suzuki                 Director
Atsushi Niimi                  Director
Hajime Wakayama                Director
Hiroshi Takada                 Director
Teiji Tachibana                Director
Shinichi Sasaki                Director
Shin Kanada                    Director
Hironobu Ono                   Director
Akira Okabe                    Director
Yoshio Shirai                  Director
Yoichiro Ichimaru              Director
Shoji Ikawa                    Director
Masuji Arai                    Director
Koichi Ina                     Director
Yoshikazu Amano                Director
Shinichi Kawashima             Director
Kunio Komada                   Director
Akira Sasaki*                  Project General Manager, China Div., Asia & China
                               Operations Center
Takeshi Yoshida*               Chief Engineer, Vehicle Development Center 2
Hiroshi Kawakami*              General Manager, The Americas Div., The Americas
                               Operations Center
Hitoshi Nishiyama*             General Manager, Vista channel Operations Div.,
                               Vista channel Operations Center
Iwao Nihashi*                  General Manager, Product Engineering Planning
                               Div.
Shinzo Kobuki*                 General Manager, Planning Div. 3, Conversion
                               Vehicle Development Dept., Vehicle Development
                               Center 3; General Manager, LEXUS Planning Div.,
                               Vehicle Development Center 1
Tadashi Arashiima*             General Manager, Europe Div., Europe & Africa
                               Operations Center
Masamoto Maekawa*              General Manager, Domestic Marketing Div.
Mamoru Furuhashi*              General Manager, Tokyo Secretarial Div.
Satoshi Ozawa*                 General Manager, Overseas Planning Div.
Seiichi Sudo*                  Toyota Motor Manufacturing North America, Inc.
Yasuhiko Ichihashi*            Chief engineer, Vehicle Development Center 2
Tadashi Yamashina*             Toyota Technical Center, U.S.A., Inc.
Takashi Hata*                  General Manager, Global Human Resources Div.;
                               General Manager of the Secretariat, Toyota
                               Institute
James E. Press*                Executive Vice President and Chief Operating
                               Officer, Toyota Motor Sales, U.S.A., Inc.
Gary L. Convis*                President, Toyota Motor Manufacturing Kentucky,
                               Inc.
Alan J. Jones*                 President, Toyota Motor Manufacturing (UK) Ltd.

                                                                         More...

4. Retiring directors (9 people)

     Name                           Current title
--------------------------------------------------------------------------------
Noritaka Shimizu                Executive Vice President
Yoshio Uesaka                   Executive Vice President
Toshiaki Taguchi                Director (with Executive Vice President status)
Tsutomu Tomita                  Managing Director
Yoshito Kato                    Managing Director
Shoji Kondo                     Managing Director
Toshio Mizushima                Managing Director
Yasuhiko Fukatsu                Managing Director
Kazutoshi Minami                Director


5. Retiring auditors (3 people)

     Name                           Current title
--------------------------------------------------------------------------------
Terukazu Inoue                  Corporate Auditor
Yoshiaki Muramatsu              Corporate Auditor
Yoshitoshi Toyoda               Corporate Auditor (outside)
(Honorary Chairman,
Toyota Industries
Corporation)



Contact: Shinya Matsumoto/Paul Nolasco 03-3817-9150/9161